13G
AMMEND#
STOCK_NAME Calpine Corp.
CLASS Common
CUSIP 131347106
APP_NAME
Gardner Lewis Asset Management
SSN
23-2778393
ADDRESS
285 Wilmington - West Chester Pike  Chadds Ford, PA 19317
SOLE VOTING
935,200
SHARED VOTING
18,000
SOLE DISPOSE
1,066,900
SHARED DISPOSE
0
BENEFICIALLY
1,066,900
PERCENT
5.9%
TYPE OF REPORTING PERSON
IA
STOCK_NAME
Calpine Corp.
STOCK_ADDRESS
50 West San Fernando Street, San Jose, CA  95113
NAME_OF_PERSON
Gardner Lewis Asset Management, L.P.
ADDRESS_OF_BUS
285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317
CITIZEN
USA
CLASS_OF_STOCK
Common
CUSIP
131347106
BROKER
BANK
INSURANCE
INVESTMENT
BROKER
X
BROKER
PARENT
GROUP
BENEFICIALLY
1,066,900
PERCENT
5.9%
SOLE
935,200
SHARED
18,000
SOLE_DISPOSE
1,066,900
SHARED_DISPOSE
0
DATE
02/13/97
NAME
W. Whitfield Gardner
TITLE
Chairman and CEO
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